UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

NEUPHORIA THERAPEUTICS INC.

(Name of Registrant as Specified in Its Charter)

LYNX1 MASTER FUND LP

LYNX1 CAPITAL MANAGEMENT LP

WESTON NICHOLS

NATHALI PARTYKA ZAMORA

STEPHEN DOBERSTEIN

KIMBERLY SMITH

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

ANNUAL MEETING OF STOCKHOLDERS

OF

NEUPHORIA THERAPEUTICS INC.

SUPPLEMENT DATED NOVEMBER 25, 2025 TO THE PROXY STATEMENT OF LYNX1 MASTER FUND LP DATED NOVEMBER 24, 2025

PLEASE VOTE THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY “FOR” ALL OF THE

LYNX1 NOMINEES AND VOTE “WITHHOLD” ON THE COMPANY NOMINEES

WE URGE YOU NOT TO SIGN ANY PROXY CARD OR VOTING INSTRUCTION FORM SENT TO

YOU BY THE COMPANY

YOU CAN VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE

Lynx1 Master Fund LP, a Cayman Islands exempted limited partnership (together with Lynx1 Capital Management LP and any other affiliated funds named herein, “Lynx1”, “we” or “our”), has furnished a definitive proxy statement (the “Proxy Statement”) and accompanying BLUE universal proxy card to holders of common stock, $0.00001 par value per share (“Common Stock”), of Neuphoria Therapeutics Inc., a Delaware corporation (“Neuphoria” or the “Company”), for the solicitation of proxies in connection with the Company’s 2025 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2025 Annual Meeting”), to be held in a virtual format on December 12, 2025, at 10:00 a.m., Eastern Time, at www.cesonlineservices.com/neup25_vm.

At the 2025 Annual Meeting, stockholders will have an opportunity to:

1.

elect Lynx1’s independent director nominees, Stephen Doberstein and Kimberly Smith (each, a “Lynx1 Nominee” and together, the “Lynx1 Nominees”), as Class I directors to hold office for a three-year term expiring at the Company’s 2028 annual meeting of stockholders;

2.	ratify the appointment of the Company’s independent registered public accounting firm, Wolf & Company P.C., for the fiscal year ending June 30, 2026;

3.	approve (on a non-binding advisory basis) the compensation of the Company’s named executive officers;

4.	approve (on a non-binding advisory basis) the frequency of holding an advisory vote on the compensation of the Company’s named executive officers in future years; and

5.	consider any other matter that properly comes before the 2025 Annual Meeting.

These items of business are more fully described in our Proxy Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2025.

This proxy statement supplement (this “Proxy Supplement”) supplements our Proxy Statement to include certain information disclosed in the Company’s definitive proxy statement (the “Company Proxy Statement”) filed with the SEC on November 24, 2025, which was not publicly available at the time we filed our Proxy Statement.

According to the Company Proxy Statement, the 2025 Annual Meeting will be held virtually on December 12, 2025, at 10:00 a.m., Eastern Time, at www.cesonlineservices.com/neup25_vm, and online check-in will begin at 9:45 a.m., Eastern Time.

According to the Company Proxy Statement, all votes cast by telephone or the Internet must be cast prior to 11:59 p.m., Eastern Time, on December 11, 2025.

According to the Company Proxy Statement, in order to attend the virtual meeting, stockholders will need to pre-register at www.cesonlineservices.com/neup25_vm by 10:00 a.m., Eastern Time on December 11, 2025.

According to the Company Proxy Statement, the Company Proxy Statement and annual report on Form 10-K for the fiscal year ended June 30, 2025 are available free of charge at https://ir.neuphoriatx.com/.

According to the Company Proxy Statement, the Company proxy materials will be first sent to stockholders on or about November 24, 2025.

This Proxy Supplement is dated November 25, 2025, and is first being furnished to stockholders of the Company on or about November 25, 2025. This supplement should be read in conjunction with our Proxy Statement first furnished to stockholders on or about November 24, 2025.

THIS SOLICITATION IS BEING MADE BY LYNX1 AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2025 ANNUAL MEETING OTHER THAN AS SET FORTH IN OUR PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH LYNX1 IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2025 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

LYNX1 URGES YOU TO VOTE THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY “FOR” THE ELECTION OF THE LYNX1 NOMINEES—BY INTERNET, BY TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR PROXY STATEMENT BY VOTING THE ENCLOSED BLUE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2025 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2025 ANNUAL MEETING OR BY VOTING IN PERSON VIRTUALLY AT THE 2025 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting:

The proxy materials are available at:

www.sec.com

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please vote “FOR” the election of Lynx1’s nominees and in accordance with Lynx1’s recommendations on the other proposals on the agenda for the 2025 Annual Meeting on the enclosed BLUE universal proxy card—by Internet, by telephone or by signing, dating and returning the enclosed BLUE universal proxy card. Please refer to the enclosed BLUE universal proxy card for instructions on how to vote.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions or require any additional information concerning our Proxy Statement or this Proxy Supplement, please contact Okapi Partners LLP at the address set forth below.

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 629-6357

E-mail: info@okapipartners.com

BLUE UNIVERSAL PROXY CARD

NEUPHORIA THERAPEUTICS INC.

2025 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF LYNX1 MASTER FUND LP AND THE OTHER

PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF NEUPHORIA THERAPEUTICS INC.

IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned hereby appoints Weston Nichols and Nathali Partyka Zamora, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock of Neuphoria Therapeutics Inc., a Delaware corporation (“Neuphoria” or the “Company”), which the undersigned would be entitled to vote if personally present at the 2025 annual meeting of stockholders of the Company scheduled to be held virtually on December 12, 2025, to be held at 10:00 a.m., Eastern Time, at www.cesonlineservices.com/neup25_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2025 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2025 Annual Meeting that are unknown to Lynx1 Master Fund LP (together with its affiliated funds, “Lynx1”) and the other participants to this solicitation a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. TO THE EXTENT NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE LYNX1 NOMINEES SPECIFIED IN PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2, “AGAINST” PROPOSAL NO. 3 AND “1 YEAR” ON THE ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION IN PROPOSAL NO. 4.

This proxy will be valid until the completion of the 2025 Annual Meeting. This proxy will only be valid in connection with Lynx1’s solicitation of proxies for the 2025 Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD TODAY!

BLUE UNIVERSAL PROXY CARD

☒ Please mark vote as in this example

LYNX1 STRONGLY URGES STOCKHOLDERS TO VOTE “FOR” THE ELECTION OF ALL OF THE LYNX1 NOMINEES IN PROPOSAL NO. 1.

YOU MAY SUBMIT VOTES “FOR” UP TO TWO NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THE NOMINEE YOU HAVE SO MARKED.

1.	Election of two nominees to serve as directors of the Company until the Company’s 2028 annual meeting and until their respective successors have been duly elected and qualified.

LYNX1 NOMINEES	FOR	WITHHOLD
a) Stephen Doberstein	☐	☐
b) Kimberly Smith	☐	☐

COMPANY NOMINEES a) Peter Miles Davies	☐	☐
b) David Wilson	☐	☐

LYNX1 MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 2. AND INTENDS TO VOTE ITS SHARES “FOR” THIS PROPOSAL.

2.	The Company’s proposal to ratify the appointment of the Company’s independent registered public accounting firm, Wolf & Company P.C., for the fiscal year ending June 30, 2026.

☐ FOR	☐ AGAINST	☐ ABSTAIN

LYNX1 MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 3. AND INTENDS TO VOTE ITS SHARES “AGAINST” THIS PROPOSAL.

3.	The Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

LYNX1 MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 4. AND INTENDS TO VOTE ITS SHARES FOR “1 YEAR” ON THIS PROPOSAL.

4.	The Company’s proposal to approve, on a non-binding advisory basis, the frequency of an advisory vote on the compensation of the Company’s named executive officers in future years.

☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

BLUE UNIVERSAL PROXY CARD

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.